February 9, 2017

VIA EDGAR

United States Securities and Exchange Commission VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo

Re: Entranet, Inc.

Registration Statement on Form S-1

File No. 333-215446

Ladies and Gentlemen:

Entranet, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) relating to the issuance by the Company of 1,323,472 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated February 1, 2017 regarding your review the Registration Statement, which was filed with the Commission on January 6, 2017.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary Information

Business, page 5

1. You disclose in the fourth paragraph on page 7 that the distribution agreement is filed as exhibit 10.9. It appears to have been filed as exhibit 10.8. Please revise throughout.

We have made the appropriate changes to properly reflect the correct exhibit reference.

Risk Factors, page 8

2. We note your statement in the third bullet point that you have generated no revenues.

Your financial statements show that you generated $11,787 in revenue for the fiscal year ended December 31, 2015. Please revise.

We have revised accordingly.

We have filed intellectual property rights…, page 16

3. Please update the disclosure to reflect the current status of your trademark application.

We have updated the disclosure to reflect the status of the trademark application which was published on February 23, 2016.

If in the future we are not be required to continue filing…, page 22

4. Your disclosure states that you will not be subject to the going private regulations. Please delete or provide us with your basis in support of this statement.

We have removed the reference to going private regulations.

Selling Stockholders, page 24

5. We note that the footnotes below your selling stockholder table do not correspond to the shareholders identified by those footnotes in the table. Please revise.

We have corrected all footnotes.

Description of Business

Theodoros Theocharis – Consultant, page 57

6. You state that the agreement with Mr. Theocharis terminated on December 31, 2015 but he still provides minimal consulting services to you. Please clarify the terms under which he continues to provide consulting services, including whether the consulting agreement has been renewed. Similarly clarify the disclosure for Mr. Kontos.

We have updated our disclosures related to Mr. Theocharis including clarifying his ongoing role (merely a shareholder) and have changed the language to the past tense as the agreement has since terminated. For Mr. Kontos although the agreement has expired, he has continued his services as described in addition to his directorial role. We have adjusted the disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page, 67

7. Please disclose how long you can continue to operate with your current capital.

We have added language describing how the Company will continue with current capital and how we may mitigate any short comings. Our intention is to begin selling our products in Europe within the next four months, which will alleviate some of our cash flow short falls as well.

Description of Property, page 68

8. Please update the disclosure relating to your expired lease agreement in the last sentence of this section.

We have updated to state that the lease automatically renews on a monthly basis and may be terminated our discretion.

Certain Relationships and Related Transactions, page 69

9. Please update the status of the advance by Mr. Papageorgiou, which was expected to be repaid in June 2015. Also, revise the reference to exhibit 10.10 as this agreement appears to have been filed as exhibit 10.9.

We have update this to reflect the fact that the debt is expected to be paid in full by June 2017. We also update the advances made by Mr. Papgeorgiou to reflect the most current financial statements.

Executive Compensation, page 72

10. Please update this section to provide compensation disclosure for the most recently completed fiscal year.

Although there has been no additional compensation paid to any parties, we have updated the compensation disclosure to include data from 2016.

Employment Agreements with Management, page 74

11. According to your disclosure, each of your employment agreements has terminated. Please revise to clarify the employment arrangement with your management and file related agreements as exhibits.

Exhibits, page 79

Exhibit 5.1

12. The opinion submitted by counsel is dated January 5, 2017 but opines on the validity of the shares as of December 12, 2016. In addition, it states that there are “approximately 46 shareholder holdings 1,323,472 shares” when the disclosure on page 26 of the Form S-1 discloses that there are a total of 43 shareholders and only a portion of these shareholders are selling shares pursuant to this registration statement. Please submit a revised opinion.

Counsel has provided an updated opinion and consent.

Exhibit 10.8

13. Please file a complete copy of this exhibit. We note the reference to Schedule II in paragraph 5.1.

We have resubmitted along with Schedule II.

Signatures, page 81

14. Please indicate the capacities in which Mr. Papageorgiou is signing the registration statement. Refer to Instructions (1) and (2) under Signatures in Form S-1.

We have updated the signature capacities.

The Company hereby acknowledges:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Entranet, Inc.

By:	/s/ Eleftherios Papageorgiou
Eleftherios Papageorgiou
Chief Executive Officer

cc: William Eilers, Esq., Counsel